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                          May 8, 2020

       Greg Divis
       Chief Executive Officer
       Avadel Pharmaceuticals plc
       16640 Chesterfield Grove Road
       Suite 200
       Chesterfield, Missouri 63005

                                                        Re: Avadel
Pharmaceuticals plc
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2020
                                                            File No. 333-237962

       Dear Mr. Divis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences